PURCHASE AGREEMENT


         The Croft Funds Corporation (the "Fund"), a Maryland Corporation, and Croft- Leominster, Inc. ("Croft-Leominster"), a Maryland [resident], hereby agree with each other as follows:

         1. The Fund hereby offers Croft-Leominster and Croft-Leominster hereby purchases 10,000 units of beneficial interest in the Fund (such 10,000 units of beneficial interest being hereinafter collectively known as "Shares") at a price of $10.00 per Share. Croft-Leominster hereby acknowledges purchase of the Shares and the Fund hereby acknowledges receipt from Croft-Leominster of funds in the amount of $100,000 in full payment for the Shares.

         2. Croft-Leominster represents and warrants to the Fund that the Shares are being acquired for investment purposes and not with a view to the distribution thereof.

         3. Croft-Leominster agrees that if it or any direct or indirect transferee of any of the Shares redeems any of the Shares prior to the 3rd anniversary of the date the Fund begins its investment activities, Croft-Leominster will pay to the Fund an amount equal to the number resulting from multiplying the Fund's total unamortized organizational expenses by a fraction, the numerator of which is equal to the number of Shares redeemed by Croft-Leominster or such transferee and the denominator of which is equal to the number of Shares outstanding as of the date of such redemption, as long as the administrative position of the staff of the Securities and Exchange Commission requires such reimbursement.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the ____ day of ________, 1994.


                                            THE CROFT FUNDS CORPORATION


                                    By:     ____________________________________
                                            [Title]